# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: AIFU INC., CIK 0001413855
CUSIP: G3314G102
Title of class of securities: Class A ordinary share, par value $0.001 per share
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Gua, China (F4), 510623
Date of event which requires filing of this statement: 05/06/2025
Filed by CIK 0001750264
Persons authorized to receive notices and communications: HIGHEST PERFORMANCES HOLDINGS, c/o Min Zhou, 12F, Block B, No. 399 Huazhaobi Xishun Street, Chengdu, China (F4), 610000, 86-028-86762596

## Reporting persons
- Highest Performances Holdings Inc. (CIK 0001750264): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 657,109,820; shared voting power 0; sole dispositive power 657,109,820; shared dispositive power 0; aggregate amount beneficially owned 657,109,820 (30.45% of the class)
  Comment: Note to Row 7, 9, 11: Includes 147,109,820 Class A ordinary shares and 510,000,000 Class B ordinary shares
  
  Note to Row 13: The percentage calculation is based on 2,158,105,604 ordinary shares, including 1,158,105,604 Class A ordinary shares and 1,000,000,000 Class B ordinary shares, of the Issuer outstanding as of March 31, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary share, par value $0.001 per share
Name of issuer: AIFU INC.
Address of issuer's principal executive offices: 27F, Pearl River Tower, No. 15 West Zhujiang Road, Zhujiang New Town, Tianhe, Gua, China (F4), 510623

## Item 2. Identity and Background
Name of person filing: This statement on Schedule 13D/A is being filed by Highest Performances Holdings Inc. (the "Reporting Person").
Residence or business address: The principal business and office address of Reporting Person is 12F, Block B, Longhu Xicheng Tianjie No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu Sichuan Province, People's Republic of China.
Present principal occupation or employment: Reporting Person is a holding company whose Class A ordinary shares, represented by ADSs, are listed on the Nasdaq Global Market. Through its various subsidiaries and affiliated entities, Reporting Person operates as a leading provider of intelligent technology-driven family and enterprise services in China.
Criminal convictions in the last five years: During the last five years, the Reporting Persons has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.
Citizenship: Reporting Person is an exempt company with limited liability incorporated under the laws of Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and supplemented in its entirety as follows: The information set forth in Item 4 and Item 6 is hereby incorporated by reference into this Item 3.

On May 6, 2025, Reporting Person sold 2,353,617 ADSs of the Issuer, representing 47,072,340 Class A ordinary shares of the Issuer, at a weighted average price of US$0.2215 per ADS, or US$521,284.29 in the aggregate in open market sales. These shares of ADSs were sold in multiple transactions at prices ranging from US$0.2023 to US$0.2436, inclusive.

On May 8, 2025, Reporting Person entered into a Share Purchase and Sale Agreement with each of QT Management Company Limited ("QT Management"), Great Name Group Limited ("Great Name"), Innovation Global Financial Group Limited ("Innovation Global") and American Magpie News Company Limited ("American Magpie").

Under the agreements, Reporting Person sold 103,589,069 Class A ordinary shares of the Issuer to QT Management, 93,877,594 Class A ordinary shares of the Issuer to Great Name, 99,704,479 Class A ordinary shares of the Issuer to Innovation Global, and 100,247,486 Class A ordinary shares of the Issuer to American Magpie. The price per Class A ordinary share was US $0.00873, resulting in total considerations of US$904,333 from QT Management, US$819,551 from Great Name, US$870,420 from Innovation Global, and US$875,161 from American Magpie.

The Share Purchase and Sale Agreement has been filed by Reporting Person with the SEC as Exhibit 10.1 to Form 6-K on May 8, 2025, which is hereby incorporated by reference.

The reporting person hereby undertakes to provide, upon request of the SEC staff, the Issuer, or a security holder of the Issuer, full information regarding the number of shares and prices at which the transaction was effected. Except as disclosed above, the Reporting Person has not effected any transactions in the Issuer's Class A ordinary shares in the past 60 days.

Following above, Reporting Person beneficially owns 147,109,820 Class A ordinary shares and 510,000,000 Class B ordinary shares of the Company, representing 30.45% of the total issued and outstanding ordinary shares, and 50.56% of the aggregate voting power, of the Company.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and supplemented in its entirety as follows: The Reporting Person acquired beneficial ownership of the Ordinary Shares as described in this Schedule 13D/A for strategic long-term investment purposes. The Reporting Person intends to review their investment in the Issuer on a continuing basis. Each Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D/A, depending on various factors, including but not limited to the Issuer's business, prospects, financial position and strategic direction, price levels of the ADSs, conditions in the securities markets, and general economic and industry conditions. Consistent with the Reporting Person's investment purposes, the Reporting Person may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer or one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic direction and transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Person may deem relevant to their investment in the Ordinary Shares. The Reporting Person expects that they will, from time to time, review their investment position in the Issuer and may make additional purchases of Ordinary Shares (or other securities convertible or exercisable into Ordinary Shares) in the open market or in privately negotiated transactions, or hold or dispose of all or part of their investments in the Ordinary Shares, depending upon the Reporting Person's evaluation of the Issuer's business, prospects, financial condition and strategic direction, the market for the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Except as set forth in this Item 4 or Item 6 below, the Reporting Person has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of the Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The information set forth in Item 2, 3 and 4 above is hereby incorporated by reference. The aggregate number of ordinary shares beneficially owned by the Reporting Person is 657,109,820, including 147,109,820 Class A ordinary shares and 510,000,000 Class B ordinary shares of the Issuer. The Reporting Person' aggregate percentage of beneficial ownership is 30.45%, representing 50.56% of the voting power of the Issuer. Percentage of beneficial ownership of the Reporting Person is based on 2,158,105,604 ordinary shares outstanding as of March 31, 2025, including 1,158,105,604 Class A ordinary shares and 1,000,000,000 Class B ordinary shares. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to one hundred (100) votes on any and all matters submitted for a vote.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons has sole voting and dispositive power over the ordinary shares of reported in this Schedule 13D.
Transactions in the class effected during the past sixty days: During the 60 days preceding the filing of this Schedule 13D/A, the Reporting Person and, to its knowledge, none of the director and officer of Reporting Person has not effected any transactions in the Ordinary Shares except as reported herein.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, except for the agreements described in this Schedule 13D/A, no one other than the Reporting Person, or the holders of interests in the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares or ADSs.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 is hereby amended by incorporating by reference the information set forth in Item 3 above. Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: List of directors and executive officers of Highest Performances Holdings Inc. (filed herewith)

Exhibit 2: Form of Share Purchase and Sale Agreement, dated May 8, 2025, between Highest Performances Holdings Inc. and each of Great Name Group Limited, American Magpie News Company Limited, Innovation Global Financial Group Limited and QT Management Company Limited. (incorporation by reference to Exhibit 10.1 to the Form 6-K of Highest Performances Holdings Inc. filed with the Commission on May 8, 2025)

## Signatures
- Highest Performances Holdings Inc.: /s/ Min Zhou, Min Zhou /Vice-Chairperson of the Board, Chief Executive Officer (05/08/2025)